EXHIBIT 99.1

North American Construction Group Ltd. Announces Financial Close of Major Infrastructure Project

ACHESON, Alberta, Oct. 14, 2021 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today along with its partners Acciona and Shikun & Binui announced the financial close of the Red River flood mitigation project in the United States.

The financial close follows the contract award which was previously announced by the Company on June 21, 2021. The Metro Flood Diversion Authority (MFDA) of the Fargo-Moorhead area selected the consortium of NACG, Acciona, and Shikun & Binui in an international tender for this Public-Private Partnership contract to design, build, finance, operate and maintain the flood diversion channel for a period of 29 years following completion of the construction milestone.

The consortium has established a Green Financing Framework pursuant to which the revolving loans, bonds and senior secured notes issued as part of the financial close have been designated as “green” to allow investors to invest in investments which support climate change adaptation and resilience projects. Moody’s has assigned a preliminary investment grade rating of “Baa3” (Stable) to the bonds. Agentis Capital served as the financial advisor to the consortium.

Joe Lambert, President & Chief Executive Officer, stated: “We are excited to have met this important project milestone slightly ahead of schedule. This is a significant project for NACG and we look forward to working closely together with the Metro Flood Diversion Authority, the local communities and our partners.”

About the Project
Project information can be found on the FM Area Diversion website at https://fmdiversion.gov/.

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to the mining, resource, and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca

For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.